UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————————————————————
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. )*

ATLANTICA YIELD PLC
(Name of Issuer)
Ordinary Shares, nominal value $0.10 per share
(Title of Class of Securities)
G00349103
(CUSIP Number)
Lot Hammick, Strawinskylaan 3127, 8th floor, 1077ZX Amsterdam, the Netherlands, +31 88 560 9393
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Stichting Seville
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,530,843*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,530,843*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,530,843*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.44%**
14	TYPE OF REPORTING PERSON CO, HC

* See Item 5 of this statement on Schedule 13D.
** Based on 100,217,260 Ordinary Shares in issue as of December 31, 2016 as set forth in the Issuer's Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

1	NAME OF REPORTING PERSON ABG Orphan Holdco S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,530,843*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,530,843*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,530,843*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.44%**
14	TYPE OF REPORTING PERSON CO, HC

* See Item 5 of this statement on Schedule 13D.
** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer's Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

1	NAME OF REPORTING PERSON ACIL Luxco1 S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,530,843*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,530,843*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,530,843*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.44%**
14	TYPE OF REPORTING PERSON CO

* See Item 5 of this statement on Schedule 13D.
** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer's Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

The following constitutes this statement on Schedule 13D filed by the undersigned (this "Schedule 13D").
Item 1.  Security and Issuer.
This Schedule 13D relates to the ordinary shares, nominal value of $0.10 per share, of Atlantica Yield plc (the "Ordinary Shares"), a public limited company incorporated under the laws of England and Wales (the "Issuer").  The Issuer's principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 0DF, London, United Kingdom.
Item 2.  Identity and Background.
(a)-(c) This Schedule 13D is filed jointly by Stichting Seville, a foundation (stichting) under Dutch law, having its official seat (statutaire zetel) in the municipality of Amsterdam, The Netherlands ("OrphanCo"), ABG Orphan Holdco S.à r.l., a société à responsabilité limitée incorporated under the laws of Luxembourg ("Orphan Holdco"), and ACIL Luxco1 S.A., a société anonyme incorporated under the laws of Luxembourg ("ACIL Luxco1").  OrphanCo holds 100% of the interests in Orphan Holdco, and Orphan Holdco holds 100% of the interests in ACIL Luxco1.  OrphanCo, Orphan Holdco and ACIL Luxco1 are collectively referred to herein as the "Reporting Persons."
The address of principal business and principal office of each Reporting Person is:
Stichting Seville
Strawinskylaan 3127, 8th floor
 1077ZX Amsterdam, the Netherlands
ABG Orphan Holdco S.à r.l.
19, rue de Bitbourg
 L-1273 Luxembourg, Grand Duchy of Luxembourg
ACIL Luxco1 S.A.
48, boulevard Grande-Duchesse Charlotte
 L-1330 Luxembourg, Grand Duchy of Luxembourg
OrphanCo was formed to hold shares of Orphan Holdco.
Orphan Holdco was formed to hold shares of ACIL Luxco1.
ACIL Luxco1 was formed to hold the Pledged Shares (as defined below).
The officers and directors of the Reporting Persons and their business addresses, principal occupations and citizenships are set forth on Schedule A and incorporated by reference into this Item 2.
(d) During the last five years, no Reporting Person and no person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person and no person listed on Schedule A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), comprised of the Reporting Persons and the other separately filing group members referred to on Schedule B attached to this Schedule 13D (each such other separately filing group member, a "Separately Filing Group Member", and collectively, the "Separately Filing Group Members").  On April 7, 2017, the Separately Filing Group Members separately filed Amendment No. 9 to Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act.  Schedule B attached hereto sets forth certain information regarding the Separately Filing Group Members and their respective directors and executive officers required by Item 2 of Schedule 13D. The information contained in this Schedule 13D concerning the Separately Filing Group Members is based solely on information provided separately to the Reporting Persons by the Separately Filing Group Members.

Item 3.  Source and Amount of Funds or Other Consideration.
On March 28, 2017, OrphanCo, Orphan Holdco and A3T Holdco España S.A. ("A3T Holdco"), a subsidiary of Abengoa S.A. ("Abengoa"), entered into a Common Terms Agreement (the "Common Terms Agreement") with Global Loan Agency Services Limited, as facility agent (the "Facility Agent"), GLAS Trust Corporation Limited, as security agent (the "Security Agent"), Bondholders, S.L., as notes trustee (the "Notes Trustee"), and certain guarantors, lenders and noteholders, pursuant to which they were required to enter into related security documents (collectively, the "New Money Documents").  Under the terms of the Common Terms Agreement, certain subsidiaries of Abengoa are permitted to borrow up to $926,300,179.49 and €106,000,000 (the "New Money"). As part of the restructuring of the Abengoa group, Abengoa Concessions Investments Ltd., a subsidiary of Abengoa ("ACI"), transferred 41,530,843 Ordinary Shares to ACIL Luxco 1.  Under the terms of the New Money Documents, ACIL Luxco1 granted a security interest in 41,530,843 Ordinary Shares (the "Pledged Shares") in favor of the lenders and noteholders as security for the New Money and Abengoa's and its subsidiaries' obligations under the New Money Documents. In addition, pursuant to the New Money Documents, ACIL Luxco2, S.A., a subsidiary of Abengoa ("ACIL Luxco2"), transferred its legal and beneficial ownership of ACIL Luxco1 (and therefore indirectly the ownership of the Pledged Shares) to Orphan Holdco by way of a Luxembourg law governed title transfer collateral arrangement. If ACIL Luxco2 fulfills its obligations under the New Money Documents (including the full and final repayment of the New Money), the legal and beneficial ownership of ACIL Luxco1 (including its ownership of the Pledged Shares) will be retransferred to ACIL Luxco2. Loans made under the Common Terms Agreement will mature on February 28, 2021 and March 31, 2021.
Item 4.  Purpose of Transaction.
As part of the restructuring of the Abengoa group, ACI transferred the Pledged Shares to ACIL Luxco 1.  Under the terms of the New Money Documents, ACIL Luxco1 granted a security interest in the Pledged Shares in favor of the lenders and noteholders as security for the New Money and Abengoa's and its subsidiaries' obligations under the New Money Documents.
Abengoa used the New Money to (i) repay amounts owed to the lenders under the secured term facility agreement dated September 18, 2016, the financing agreement dated September 23, 2015, the facility agreement dated December 24, 2015 and the facility agreement dated March 21, 2016 (the "Prior Financings"); (ii) for the development of its Mexican project, A3T, and (iii) to pay fees, costs and expenses in connection with the restructuring of the Abengoa group.  Ordinary Shares previously pledged to lenders under the Prior Financings were released and were subsequently pledged to the lenders and noteholders under the Common Terms Agreement as the Pledged Shares. No additional Ordinary Shares have been pledged under the Common Terms Agreement that were previously unencumbered. As part of the restructuring, Abengoa also cancelled any outstanding $279,000,000 principal amount of 5.125% Exchangeable Notes (the "Exchangeable Notes") which were exchangeable at the option of the holders thereof for Ordinary Shares that were beneficially owned by the Separately Filing Group Members. ACI owns 26,820 Ordinary Shares which were subject to the provisions of the Exchangeable Notes. Such Ordinary Shares will also be pledged in favor of the lenders and noteholders under the New Money Documents and, if the terms of transfer are agreed to, are expected to be transferred to ACIL Luxco1 and will become subject to the title transfer collateral arrangement. If such Ordinary Shares are transferred to ACIL Luxco1, they are expected to be subject to the provisions of the Governance Agreement (as defined below) and the Registration Rights Agreement (as defined below).
The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a) As of March 28, 2017, ACIL Luxco1 is the direct beneficial owner of 41,530,843 Ordinary Shares, representing 41.44%, of the total outstanding Ordinary Shares.  As of March 28, 2017, OrphanCo and Orphan Holdco, through their ownership of ACIL Luxco1 pursuant to the title transfer collateral security described in Item 3 above, beneficially own 41.44% of the Ordinary Shares. The Ordinary Shares beneficially owned by the Reporting Persons consist entirely of the Pledged Shares. No person listed on Schedule A beneficially owns any Ordinary Shares.

The Separately Filing Group Members beneficially own 41,557,663 Ordinary Shares, representing 41.47% of the total outstanding Ordinary Shares. The Separately Filing Group Members may be deemed to beneficially own the Pledged Shares by virtue of the provisions of the Governance Agreement dated March 28, 2017, among, inter alios, OrphanCo, Orphan Holdco, ACIL Luxco1 and ACIL Luxco2 (the "Governance Agreement"). In addition, as of March 28, 2017, the Separately Filing Group Members beneficially own 26,820, or 0.03%, of the outstanding Ordinary Shares.
 (b) As of March 28, 2017, the Separately Filing Group Members may be deemed to share voting and dispositive power with the Reporting Persons over the Pledged Shares by virtue of the provisions of the Governance Agreement.  The applicable information required by Item 5 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule B hereto.
(c) Except for the new secured financing agreement and the transfer of the Pledged Shares to ACIL Luxco2 described in this Schedule 13D, to the knowledge of the Reporting Persons, no Reporting Person or Separately Filing Group Member has effected any transactions in the Ordinary Shares during the past 60 days.
(d) Other than the Reporting Persons, under certain circumstances, the Security Agent has the right to receive and direct the receipt of dividends from the Pledged Shares. Under the terms of the Custody Account Security Agreement between the Security Agent and ACIL Luxco1, dated March 28, 2017, ACIL Luxco1 pledged the Pledged Shares and certain assets related thereto (including all dividends and other monies payable in respect of the Pledged Shares) (the "Related Assets" and, together with the Pledged Shares, the "Charged Portfolio"), a cash account (the "Cash Account") and a segregated securities deposit account (the "Custody Account") to the Security Agent. ACIL Luxco1 must ensure that, upon the accrual, offer, issue or receipt of any Related Assets, such Related Assets are credited the Custody Account or the Cash Account. In an event of default under the Common Terms Agreement, the Security Agent may transfer the Charged Portfolio into its own name or into that of its nominee(s) and/or demand and receive all and any money due under or arising out of the Cash Account.
 (e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Secured Financing Agreement and Restructuring
On March 28, 2017, OrphanCo, Orphan Holdco and A3T Holdco entered into the Common Terms Agreement with the Facility Agent, the Security Agent, the Notes Trustee, and certain guarantors, lenders and noteholders. The terms of the Common Terms Agreement and the purpose of the transaction are described under Item 3 of this Schedule 13D and incorporated by reference into this Item 6.
Upon the exercise of certain events that are customary for this type of loan, the lenders under the Common Terms Agreement may exercise their right to require Abengoa to repay all or part of the New Money, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the New Money Documents.
Governance Agreement
On March 28, 2017, OrphanCo, Orphan Holdco, ACIL Luxco2 and ACIL Luxco1, inter alios, entered into the Governance Agreement. Pursuant to the Governance Agreement, ACIL Luxco1, the direct holder of the Pledged Shares, subject to certain limitations and conditions as set out therein, will remove and appoint directors of the Issuer at the direction of ACIL Luxco2. Additionally, subject to certain limitations and conditions, ACIL Luxco1 and ACIL Luxco2 are required to affirmatively consent in order for ACIL Luxco1 to vote as shareholder of the Issuer.
Registration Rights Agreement
On March 17, 2017, Abengoa, the Issuer, ACIL Luxco1 and the Security Agent, acting on behalf of the lenders and noteholders under the Common Terms Agreement, entered into a registration rights agreement providing for the registration of the Pledged Shares in a selling shareholders shelf registration statement (the "Registration Rights Agreement").

Item 7.  Material to be Filed as Exhibits.
Exhibit No.	Description
1	Joint Filing Agreement, dated as of April 5, 2017, among Stichting Seville, ABG Orphan Holdco S.à r.l. and ACIL Luxco1 S.A.
2
Registration Rights Agreement (incorporated by reference to Exhibit 4 to Amendment No. 9 to Schedule 13D (File No. 005-88595), filed by the Separately Filing Group Members with the Securities and Exchange Commission on April 7, 2017)

3	Power of Attorney – Stichting Seville
4	Power of Attorney – ABG Orphan Holdco S.à r.l.
5	Power of Attorney – ACIL Luxco1 S.A.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 7, 2017

STICHTING SEVILLE

By:	/s/ Sophie Hasse Name: Sophie Hasse Title: Attorney in Fact

ACIL LUXCO1 S.A.

By:	/s/ Sophie Hasse Name: Sophie Hasse Title: Attorney in Fact

ABG ORPHAN HOLDCO S.À R.L

By:	/s/ Sophie Hasse Name: Sophie Hasse Title: Attorney in Fact

SCHEDULE A
The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons.
DIRECTORS OF STICHTING SEVILLE
Name	Principal Occupation or Employment	Business Address	Citizenship
Vistra B.V.	Corporate trust services provider	(1)	Statutory seat of this corporate director is Amsterdam, the Netherlands
Vistra (Amsterdam) B.V.	Corporate trust services provider	(1)	Statutory seat of this corporate director is Amsterdam, the Netherlands

(1)	Strawinskylaan 3127, 8th floor, 1077ZX Amsterdam, the Netherlands
EXECUTIVE OFFICERS OF STICHTING SEVILLE
Name	Principal Occupation or Employment	Business Address	Citizenship
N/A	N/A	N/A	N/A

DIRECTORS OF VISTRA B.V.
Name	Principal Occupation or Employment	Business Address	Citizenship
Roelof Langelaar	Director	Stellingmolen 7, 3642ZA Mijdrecht, the Netherlands	Dutch
Ronald Arendsen	Director	De Lairessestraat 108 2, 1071PK Amsterdam, the Netherlands	Dutch
Ewout Michels	Director	Esplanade de Meer 91, 1098WH Amsterdam, the Netherlands	Dutch
Marcus Hubertus Gertrudis Vennekens	Director	Botter 8, 9801ME Zuidhorn, the Netherlands	Dutch

EXECUTIVE OFFICERS OF VISTRA B.V.
Name	Principal Occupation or Employment	Business Address	Citizenship
N/A	N/A	N/A	N/A

DIRECTORS OF VISTRA (AMSTERDAM) B.V
Name	Principal Occupation or Employment	Business Address	Citizenship
Roelof Langelaar	Director	Stellingmolen 7, 3642ZA Mijdrecht, the Netherlands	Dutch
Ronald Arendsen	Director	De Lairessestraat 108 2, 1071PK Amsterdam, the Netherlands	Dutch
Ewout Michels	Director	Esplanade de Meer 91, 1098WH Amsterdam, the Netherlands	Dutch
Marcus Hubertus Gertrudis Vennekens	Director	Botter 8, 9801ME Zuidhorn, the Netherlands	Dutch

EXECUTIVE OFFICERS OF VISTRA (AMSTERDAM) B.V
Name	Principal Occupation or Employment	Business Address	Citizenship
N/A	N/A	N/A	N/A

DIRECTORS OF ACIL LUXCO1 S.A.
Name	Principal Occupation or Employment	Business Address	Citizenship
Joost Mees	Director	(2)	Dutch
Robert van 't Hoeft	Director	(2)	Dutch

EXECUTIVE OFFICERS OF ACIL LUXCO1 S.A.
Name	Principal Occupation or Employment	Business Address	Citizenship
Joost Mees	Director	(2)	Dutch
Robert van 't Hoeft	Director	(2)	Dutch

(2)    48, boulevard Grande-Duchesse Charlotte
DIRECTORS OF ABG ORPHAN HOLDCO S.À R.L
Name	Principal Occupation or Employment	Business Address	Citizenship
Jerome Bellini	Company manager	(3)	French
Virginie Deconinck	Company manager	(3)	Belgian

EXECUTIVE OFFICERS OF ABG ORPHAN HOLDCO S.À R.L
Name	Principal Occupation or Employment	Business Address	Citizenship
Jerome Bellini	Company manager	(3)	French
Virginie Deconinck	Company manager	(3)	Belgian

(3)   19 rue de Bitbourg, L-1273 Luxembourg

SCHEDULE B

The address of principal business and principal office of each Separately Filing Group Member is:
Abengoa, S.A.
Campus Palmas Altas
C/ Energía Solar
 41014, Seville, Spain
Abengoa Concessions, S.L.
Campus Palmas Altas
C/ Energía Solar
 41014, Seville, Spain
Abengoa Solar, S.A.
Campus Palmas Altas
C/ Energía Solar
 41014, Seville, Spain
Abengoa Concessions Investments Limited
26-28 Hammersmith Grove
 London, England, W6 7BA United Kingdom
ACIL Luxco2, S.A.
48, boulevard Grande-Duchesse Charlotte,
L-1330 Luxembourg
 Grand Duchy of Luxembourg
The principal business of Abengoa, S.A. is to undertake and operate any businesses related to projects and the construction, manufacture, import, export, acquisition, repair, installation, assembly, contracting, sale and supply of all types of electrical, electronic, mechanical and gas apparatus, for any type of application, and the materials that are complementary to this branch of industry, as well as the complementary civil engineering works for these installations, and also the complementary civil engineering works of all the other businesses related to it; the study, promotion and execution of all types of civil engineering works for construction, restoration, improvements and maintenance, both public and private, including all types of industrial constructions, civil engineering works, infrastructures, hard landscaping, the construction of residential housing, buildings and properties of all kinds as well as the acquisition, holding, administration, provision and sale of all types of personal and real property, intangible rights and transferable securities.
The principal business of Abengoa Solar, S.A. is the promotion of use of renewable energy sources or improvements in energy efficiency in industrial processes in the fields of solar energy, environmental and industry, including research and development of applications, technologies and materials, the design, manufacture and assembly, construction, operation and maintenance of related facilities, import and marketing of such products or their derivatives, as well as advisory services and support including financial, economic, legal, business organization, control and audit, fiscal, human resources, broadcasting, commercial management, supply and risk management.
The principal business of Abengoa Concessions, S.L. is the promotion of renewable energy or energy efficiency improvements in industrial processes in the fields of energy, environment and industry, directly or indirect through investment, subscription, acquisition, disposal, transfer or assessment of shares, granting of loans, debt assumptions, surety of all kinds, providing guarantees or warranties on obligations of the company or of third parties.
Abengoa Concessions Investments Ltd. was formed to hold Ordinary Shares beneficially owned by Abengoa S.A.

ACIL Luxco2, S.A. was formed to hold shares of ACIL Luxco1.
To the best of the Reporting Persons knowledge, the Separately Filing Group Members have been not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Separately Filing Group Members.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.	(1)	Spain
Manuel Castro Aladro	Managing Partner. Alpha GRC Invest Ltd	(1)	Spain
José Wahnon Levy	Auditor. Director of Abengoa, S.A.	(1)	Spain
Pilar Cavero Mestre	Lawyer. Director of Abengoa, S.A.	(1)	Spain
José Luis del Valle Doblado	Non-executive chairman of GES and Lar España	(1)	Spain
Ramón Sotomayor Jáuregui	Industrial Engineer. Director of Abengoa, S.A.	(1)	Spain
Miguel Antoñanzas Alvear	Chairman and CEO of Viesgo	(1)	Spain

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.	(1)	Spain
Joaquín Fernández de Piérola Marín	Manager of Abengoa, S.A.	(1)	Spain
Álvaro Polo Guerrero	Human Resources Director	(1)	Spain
Daniel Alaminos Echarri	General Secretary	(1)	Spain
Victor Pastor Fernández	CFO	(1)	Spain
David Jiménez-Blanco Carrillo de Albornoz	Chief Restructuring Officer	(1)	Spain

(1)	Manuel Pombo Angulo 20, 28050 Madrid, Spain.
ABENGOA SOLAR, S.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director	(2)	Spain

(2)	Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS, S.L.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director	(3)	Spain

(3)	Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director	(4)	Spain

(4)	Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.
ACIL LUXCO 2

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Joost Mees	Director of ACIL Luxco 2, S.A.	(5)	Netherlands
Johannes de Zwart	Director of ACIL Luxco 2, S.A.	(5)	Netherlands
Robert van't Hoeft	Director of ACIL Luxco 2, S.A.	(5)	Netherlands

(5)	8 boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg, Grand Duchy of Luxembourg.